SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

NAME:	ECP Essential Infrastructure Income Fund

ADDRESS OF PRINCIPAL BUSINESS OFFICE (NO. & STREET, CITY, STATE, ZIP CODE):

ECP Essential Infrastructure Income Fund
40 Beechwood Road
Summit, NJ 07901

TELEPHONE NUMBER (INCLUDING AREA CODE): 973-671-6100

NAME AND ADDRESS OF AGENTS FOR SERVICE OF PROCESS:

Peter Labbat
ECP Essential Infrastructure Income Fund
40 Beechwood Road
Summit, NJ 07901

COPIES TO:
George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036

CHECK APPROPRIATE BOX:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes ☒   No ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Summit and the State of New Jersey on the 7th day of May, 2021.

ECP Essential Infrastructure Income Fund (Name of Registrant)

By:	/s/ Peter Labbat
	Name:	Peter Labbat
	Title:	Initial Trustee

Attest:	/s/ Rosanne Migliorino
	Name:	Rosanne Migliorino
	Title:	Notary Public